UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No 4)

Echo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

27876L107
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 27876L107

(1) Names of Reporting Persons.

Platinum Long Term Growth VII, LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 3,113,084 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 3,113,084

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

3,113,084 shares of Common Stock. See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒  See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

7.2%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 27876L107

(1) Names of Reporting Persons.

Platinum Partners Liquid Opportunity Master Fund L.P.

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 2,000,000 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 2,000,000

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

2,000,000 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

4.7%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

PN

CUSIP No. 27876L107

(1) Names of Reporting Persons.

Platinum-Montaur Life Sciences, LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 14,867,101 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 14,867,101

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

14,867,101 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒ See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.9%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 27876L107

(1) Names of Reporting Persons.

Platinum Partners Value Arbitrage Fund L.P.

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 2,143,114 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 2,143,114

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

2,143,114 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒  See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

5.3%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

PN

CUSIP No. 27876L107

(1) Names of Reporting Persons.

Platinum Management (NY) LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 20,123,299 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 20,123,299

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

20,123,299 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒  See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.9%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 27876L107

(1) Names of Reporting Persons.

Platinum Liquid Opportunity Management (NY) LLC

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 2,000,000 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 2,000,000

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

2,000,000 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒  See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

4.7%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

OO

CUSIP No. 27876L107

(1) Names of Reporting Persons.

Mark Nordlicht

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power: 0 (6) Shared Voting Power: 22,123,299 (7) Sole Dispositive Power: 0 (8) Shared Dispositive Power: 22,123,299

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

22,123,299 shares of Common Stock.  See Item 4.

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☒  See Item 4.

(11) Percent of Class Represented by Amount in Row 9.

9.9%.  See Item 4.

(12) Type of Reporting Person (See Instructions).

IN

Item 1.

(a) Name of Issuer.

Echo Therapeutics, Inc.

(b) Address of Issuer's Principal Executive Offices.

8 Penn Center
1628 JFK Blvd., Suite 300
Philadelphia, PA 19103

Item 2.

(a) Name of Person Filing.
(b) Address or Principal Business Office or, if none, Residence.
(c) Citizenship or Place of Organization.

Platinum Long Term Growth VII, LLC
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

Platinum Partners Liquid Opportunity Master Fund L.P.
152 West 57th Street, 4th Floor
New York, NY 10019
Cayman Islands

Platinum-Montaur Life Sciences, LLC
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

Platinum Partners Value Arbitrage Fund L.P.
152 West 57th Street, 4th Floor
New York, NY 10019
Cayman Islands

Platinum Management (NY) LLC
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

Platinum Liquid Opportunity Management (NY) LLC
152 West 57th Street, 4th Floor
New York, NY 10019
State of Delaware

Mark Nordlicht
152 West 57th Street, 4th Floor
New York, NY 10019
United States

(d) Title of Class of Securities.

Common Stock, par value $0.01 per share

(e) CUSIP No.

27876L107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Platinum Long Term Growth VII, LLC - 3,113,084 shares of Common Stock (“Shares”)
Platinum Partners Liquid Opportunity Master Fund L.P. - 2,000,000 Shares
Platinum-Montaur Life Sciences, LLC - 14,867,101 Shares
Platinum Partners Value Arbitrage Fund L.P. - 2,143,114 Shares
Platinum Management (NY) LLC - 20,123,299 Shares
Platinum Liquid Opportunity Management (NY) LLC - 2,000,000 Shares
Mark Nordlicht - 22,123,299 Shares

The number of shares beneficially owned by Platinum Long Term Growth VII, LLC (“Platinum VII”) is comprised of 3,113,084 shares of Common Stock issuable upon conversion of 3,113.084 shares of Series C Convertible Preferred Stock owned directly by Platinum VII.

The number of shares beneficially owned by Platinum Partners Liquid Opportunity Master Fund L.P. (“PPLO”) is comprised of (i) 1,000,000 shares of Common Stock issuable upon conversion of 1,000 shares of Series C Convertible Preferred Stock, and (ii) 1,000,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Series D Convertible Preferred Stock, all of which is owned directly by PPLO.

The number of shares beneficially owned by Platinum-Montaur Life Sciences, LLC (“Platinum-Montaur”) is comprised of (i) 5,861,101 shares of Common Stock issuable upon conversion of 5,861.101 shares of Series C Convertible Preferred Stock, (ii) 2,006,000 shares of Common Stock issuable upon conversion of 2,006,000 shares of Series D Convertible Preferred Stock, (iii) 4,000,000 shares of Common Stock issuable upon exercise of common stock purchase warrants expiring August 31, 2017, (iv) 1,000,000 shares of Common Stock issuable upon exercise of common stock purchase warrants expiring September 20, 2017, (v) 500,000 shares of Common Stock issuable upon exercise of common stock purchase warrants expiring October 17, 2017, and (vi) 1,500,000 shares of Common Stock issuable upon exercise of common stock purchase warrants expiring November 6, 2017, all of which is owned directly by Platinum-Montaur.

The number of shares beneficially owned by Platinum Partners Value Arbitrage Fund L.P. (“PPVA”) is comprised of 2,143,114 shares of Common Stock owned directly by PPVA

The Certificate of Designation of the Series C Preferred Stock provides that at no time may a holder of shares of Series C Preferred Stock convert shares of the Series C Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) more than 9.99% of all of the Common Stock outstanding at such time; provided, however, that upon a holder of Series C Preferred Stock providing the issuer with sixty-one (61) days’ notice that such holder would like to waive such restriction with regard to any or all shares of Common Stock issuable upon conversion of Series C Preferred Stock, then such restriction shall be of no force or effect with regard to those shares of Series C Preferred Stock referenced in such notice.

The Certificate of Designation of the Series D Preferred Stock provides that at no time may a holder of shares of Series D Preferred Stock convert shares of the Series D Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning more than 4.99% or 9.99% of all of the Common Stock outstanding at such time; provided, however, that upon a holder of Series D Preferred Stock providing the issuer with sixty-one (61) days’ notice that such holder would like to waive either or both such restrictions with regard to any or all shares of Common Stock issuable upon conversion of Series D Preferred Stock, then such restriction shall be of no force or effect with regard to those shares of Series D Preferred Stock referenced in such notice.

The warrants (the “Warrants”) held by Platinum-Montaur provide that at no time may a holder of any of the Warrants exercise such Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning more than 4.99% or 9.99% of all of the Common Stock outstanding at such time; provided, however, that upon a holder of any of the Warrants providing the issuer with sixty-one (61) days’ notice that such holder would like to waive either or both such restrictions with regard to any or all shares of Common Stock issuable upon exercise of any of the Warrants, then such restriction shall be of no force or effect with regard to those Warrants referenced in such notice.

The Shares reported in this Schedule 13G are held by Platinum VII, PPLO, Platinum-Montaur and PPVA.  Platinum VII and Platinum-Montaur are subsidiaries of PPVA.  Platinum Management (NY) LLC is the investment manager and general partner of PPVA and is the investment manager of Platinum VII and Platinum-Montaur.  Platinum Liquid Opportunity Management (NY) LLC is the investment manager of PPLO.  Mr. Nordlicht is the Chief Investment Officer of Platinum Liquid Opportunity Management (NY) LLC and Platinum Management (NY) LLC and has voting and investment control of the Shares held by Platinum VII, PPLO, Platinum-Montaur and PPVA.  Each of Platinum Liquid Opportunity Management (NY) LLC, Platinum Management (NY) LLC and Mr. Nordlicht expressly disclaims beneficial ownership of the Shares held by Platinum VII, PPLO, Platinum-Montaur and PPVA.  Each of Platinum VII, PPLO, Platinum-Montaur and PPVA expressly disclaims beneficial ownership of Shares held by the others.

(b) Percent of class:

Platinum Long Term Growth VII, LLC – 7.2%
Platinum Partners Liquid Opportunity Master Fund L.P. – 4.7%
Platinum-Montaur Life Sciences, LLC – 9.9%
Platinum Partners Value Arbitrage Fund L.P. – 5.3%
Platinum Management (NY) LLC – 9.9%
Platinum Liquid Opportunity Management (NY) LLC – 4.7%
Mark Nordlicht – 9.9%

(c) Number of shares as to which such person has:

Platinum Long Term Growth VII, LLC

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,113,084
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 3,113,084

Platinum Partners Liquid Opportunity Master Fund L.P./Platinum Liquid Opportunity Management (NY) LLC

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,000,000
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,000,000

Platinum-Montaur Life Sciences, LLC

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 14,867,101
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 14,867,101

Platinum Partners Value Arbitrage Fund L.P.

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,143,114
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 2,143,114

Platinum Management (NY) LLC

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 20,123,299
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 20,123,299

Mark Nordlicht

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 22,123,299
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 22,123,299

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  See attached Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2013

Platinum Long Term Growth VII, LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Liquid Opportunity Master Fund L.P.

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum-Montaur Life Sciences, LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Value Arbitrage Fund L.P.

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Liquid Opportunity Management (NY) LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Management (NY) LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Echo Therapeutics, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 19, 2013

Platinum Long Term Growth VII, LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Liquid Opportunity Master Fund L.P.

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum-Montaur Life Sciences, LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Partners Value Arbitrage Fund L.P.

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Liquid Opportunity Management (NY) LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

Platinum Management (NY) LLC

By: /s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
Mark Nordlicht